Exhibit 99.1

SearchMedia Reports Unaudited Financial Results

for the First Six Months of 2012

Shanghai, China, August 20, 2012 — SearchMedia Holdings Limited (“SearchMedia”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported unaudited financial results for the six months ended June 30, 2012

Financial Highlights for the Six Months ended June 30, 2012

•	Revenue decreased 43% year-on-year from $28.3 million to $16.1 million.
•	Operating profit increased from $1.8 million to $10.8 million year-on-year.
•	Net profit increased from $0.7 million to $9.8 million year-on-year mainly attributable to one time gain on disposal of subsidiaries and gain from extinguishment of acquisition consideration.
•	Acquisition consideration payable reduced from $23.2 million at year end 2011 to $10.1 million at June 30, 2012.
•

Upon closing of the $6.1 million equity investment and conversion of the $3.1 million convertible notes including accrued interest announced separately today, shareholders’ equity will increase to $7.2 million.

Unaudited Financial Results for the Six Months ended June 30, 2012

Revenue decreased 43% to $16.1 million in the first six months of 2012 from $28.3 million for the same period last year primarily due to the divestiture of Zhejiang Continental and Shenyang Jingli, the streamlining of Ad-Icon Shanghai’s non-profitable elevator business and the termination of our VIE structure.

Gross profit decreased year-on-year from $8.1 million in the same period last year to $2.6 million as a result of a decrease in revenue during the period, divestiture of Shenyang Jingli, Zhejiang Continental, and streamlining of the Ad Icon Shanghai elevator business while still incurring contracted advertising space lease costs. Gross margin decreased to 16% from 29% in the same period last year due to higher concession costs, higher network expansion cost, higher percentage of agency business in advertising revenue, and recent subsidiaries separation and elevator business streamlining.

Total operating expenses for the first six months of 2012 were $4.8 million compared to $6.4 million for the prior year period as a result of business streamlining and management’s continued efforts to control costs. Sales and marketing expenses decreased 49% to $1.3 million from $2.5 million in the prior year period, primarily reflecting a proportional decrease in sales commissions as a result of lower revenue. General and administrative expenses decreased 8% to $3.5 million from $3.9 million in the prior year period, reflecting a decrease in salary expense driven by business streamlining and management’s efforts in controlling costs.

Operating profit was $10.8 million compared to $1.8 million due to the $13.0 million gain on disposal of subsidiaries and extinguishment of certain acquisition consideration payable. Net profit for the first half of 2012 was $9.8 million compared to $0.7 million in the prior year period due to a gain on the disposal of subsidiaries and the extinguishment of certain acquisition consideration payable.

Adjusted net loss for the first half of 2012 was $2.0 million compared with net profit of $0.7 million after excluding non-cash items such as gain from the extinguishment of acquisition consideration payable of $3 million, gain on disposal of subsidiaries of $10 million, loss on abandonment of lease of $0.5 million, loss on disposal of fixed assets of $0.4 million, and share based compensation of $0.3 million. Please refer to the non-GAAP reconciliation table provided at the end of the release for a period-over-period comparison of non-cash adjustments.

Upon closing of the $6.1 million equity investment announced separately today, cash will increase to $9.3 million. Earnout liabilities as of June 30, 2012 totaled $10.1 million down from $23.2 million at December 31, 2011. Additional reduction of the earnout liability is expected in third quarter of 2012. For the six months ended June 30, 2012, the Company had a weighted average number of basic and diluted shares outstanding of 18.2 million shares.

Peter W.H. Tan, Chief Executive Officer of SearchMedia remarked, “The first six months of 2012 are an important transition period for the Company. We have strategically streamlined our business by closing unprofitable offices and divesting certain subsidiaries and eliminating the underlying earnout liability in order to pursue more accretive concession opportunities. These actions resulted in reduced performance in the first half of 2012. However, as shown by the recent announcement of our nationwide concession with Home Inns & Hotel Management, Inc.(“Home Inns”), and our new Luxury Mall LCD Advertising Joint Venture we believe that we will create significant shareholder value through strategic, long term proprietary concessions with prominent partners. We have additional concessions in our pipeline and we expect additional announcements during the balance of 2012. We expect these concessions will result in SearchMedia becoming a much larger and more profitable company and we will start to see the impact in the second half of 2012 as a result of the improved cash flow and cost savings. We estimate revenue per location of approximately $200,000 for the Luxury Mall LCD Joint Venture with a net margin of 40% and over $120,000 in revenue per location for the Home Inns concession with net margin of 30%. The Company also eliminated its VIE structure in December 2011 in order that our shareholders have a direct interest in all of the operations and subsidiaries, in addition to improving transparency.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether we will create significant shareholder value through large, long term proprietary concessions with prominent partners; whether the additional concessions in our pipeline will come to fruition and be beneficial; whether the additional concessions will allow the Company to become a larger and more profitable company resulting in improved cash flow and cost savings; whether we can achieve the projected revenue and net margin for the Luxury Mall LCD Joint Venture and Home Inns concession; and whether the elimination of the VIE structure will, among other things, improve transparency and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@searchmediaholdings.com

SearchMedia Holdings Limited

Condensed Statements Of Operations

In USD’000

	For Six Months Ended June 30
	2012	2011
	Unaudited	Unaudited

Advertising service revenues	$16,100	$28,309
Cost of revenues	(13,492)	(20,200)

Gross profit	2,608	8,109

Sales and marketing expenses	(1,284)	(2,494)
General and administrative expenses	(3,541)	(3,858)
Gain on disposal of subsidiaries	9,963	—
Gain from extinguishment of acquisition consideration payable	3,032	—

Profit from operations	10,778	1,757

Interest income	11	8
Non-operating income	121	26
Loss on abandonment of lease	(523)	—
Loss on disposals of fixed assets	(358)	—
Foreign currency exchange loss, net	1	(4)

Profit before tax	10,030	1,787
Income tax expense	(221)	(1,103)

Net profit after tax	$9,809	$684

SearchMedia Holdings Limited

Condensed Balance Sheets

In USD’000

	June 30, 2012	December 31, 2011
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,175	$4,630
Restricted bank deposit	45	1
Accounts receivable, net	9,116	15,822
Other current assets	9,802	12,406

Total current assets	22,138	32,859

NON-CURRENT ASSETS
Property and equipment, net	187	633
Deposits for PPE	—	31
Goodwill	16,864	16,926

Total assets	$39,189	$50,449

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,796	$14,167
Short-term borrowings	2,972	—
Acquisition consideration payable	10,132	23,238
Income taxes payable	7,126	9,524
Other current liabilities	12,202	16,973

Total current liabilities	41,228	63,902

Total liabilities	$41,228	$63,902

SHAREHOLDERS’ EQUITY
Common Shares – $0.0001 par value 1,000,000,000 shares authorized, 18,241,916 shares issued and outstanding	$2	$2
Additional paid-in capital	124,872	123,288
Accumulated other comprehensive loss	(1,050)	(1,071)
Accumulated deficit	(125,863)	(135,672)

Total shareholders’ equity	(2,039)	(13,453)

Total liabilities and shareholders’ equity	$39,189	$50,449

SearchMedia Holdings Limited

Condensed Statements Of Cash Flows

In USD’000

	For Six Months Ended June 30
	2012	2011
	Unaudited	Unaudited

Net cash provided by / (used in) operating activities	$(3,169)	$1,417
Net cash used in investing activities	(462)	(374)
Net cash provided by financing activities	2,307	1
Foreign currency translation adjustment	(131)	(228)

Net increase / (decrease) in cash and cash equivalents	(1,455)	816
Cash and cash equivalents at beginning of year	4,630	7,554

Cash and cash equivalents at end of year	$3,175	$8,370

SearchMedia Holdings Limited

Reconciliation Of Net Income To Non-GAAP Adjusted Net Income

In USD’000

	For Six Months Ended June 30
	2012	2011
	Unaudited	Unaudited
Net income	$9,809	$684
Gain on disposal of subsidiaries	(9,963)
Gain from extinguishment of acquisition consideration payable	(3,032)
Share-based compensation	285
Loss on abandonment of lease	523
Loss on disposals of fixed assets	358

Adjusted non-GAAP net income / (loss)	$(2,020)	$684